Exhibit 99.1

GOWell Acquires WellSense to Expand Global Well Integrity and Fiber Optic Sensing Capabilities

SINGAPORE and HOUSTON, Nov. 11, 2026 -- GOWell Energy Technology (NASDAQ: GOW) (“GOWell” or the “Company”), a global one-stop-shop for innovative well logging solutions in the energy sector, today announced that its Singapore operating subsidiary, GOWell Technology Singapore Pte. Ltd, has completed the acquisition of Well-Sense Holdings Ltd (together with its subsidiaries, “WellSense”), a leading provider of distributed fiber optic sensing and well integrity diagnostic technologies based in Aberdeen, Scotland.

The acquisition brings together WellSense’s proprietary fiber optic sensing technologies, technical expertise and established customer relationships with GOWell’s global footprint and customer network. The combined organization will be positioned to provide a wide range of advanced well-integrity solutions across international energy markets.

WellSense has developed a strong reputation for delivering innovative fiber optic sensing solutions and diagnostic services to customers across the energy sector. Its FiberLine Intervention (Fli) technology has been deployed globally across a range of applications spanning well integrity, production optimization and subsurface diagnostics.

Financial terms of the transaction were not disclosed. The acquisition was funded from GOWell’s existing cash.

Strategic Rationale

This acquisition extends GOWell’s well integrity portfolio from point measurements to continuous distributed fiber optic sensing (DFOS). It brings fiber diagnostics and GOWell’s well integrity measurements together, locating and characterizing problems more precisely and efficiently. WellSense’s drop-in deployment model fits GOWell’s approach of delivering technology through GOWell’s service company partners.

The integration will be guided by a commitment to customer continuity, operational excellence and long-term growth.

Guillaume Borrel, Chief Executive Officer of GOWell, said:

“WellSense is our first acquisition as a public company. Its field-proven fiber sensing technology is now backed by GOWell’s global manufacturing platform and technical support. Fiber sensing locates problems along the well; our logging technologies identify and characterize them precisely. Together, we offer a more complete and efficient integrity picture.”

Annabel Green, Chief Executive Officer of WellSense, said:

“Joining GOWell represents an exciting opportunity for our employees, customers and partners. GOWell’s global infrastructure and customer relationships provide a strong platform to grow our business and broaden access to our technologies, while maintaining the expertise, innovation and customer focus that define WellSense. We look forward to our next chapter as part of GOWell.”

About GOWell Energy Technology

GOWell Energy Technology is an international company that provides a wide range of innovative well-logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed at solving complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with principal offices in the United States and UAE in addition to regional hubs and operations that cover more than 50 countries.

For more information about GOWell Energy Technology, visit: https://www.gowell.energy/.

About WellSense

WellSense, formerly part of the FrontRow Energy Technology Group, founded in 2015 and headquartered in Aberdeen, Scotland, is a technology company specializing in distributed fiber optic sensing, well integrity diagnostics and subsurface monitoring solutions. WellSense’s proprietary FiberLine Intervention (Fli) technology has been deployed globally across a wide range of well applications.

Forward Looking Statements

This press release includes or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the acquisition of WellSense, the anticipated benefits of the acquisition, and the plans, strategies and prospects, both business and financial, of GOWell and its subsidiaries. These statements are based on the beliefs and assumptions of the management of GOWell. Although GOWell believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, GOWell cannot assure that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and GOWell’s actual results could differ materially from those anticipated in these forward-looking statements.

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Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include: general economic, political and business conditions; the ability of GOWell to integrate WellSense’s business and technologies, and to realize the anticipated benefits of the acquisition; the ability of GOWell to retain key WellSense personnel, customers and partners; the amount and timing of any deferred consideration payable in connection with the acquisition; GOWell’s market capitalization and financial performance after the acquisition; the ability of GOWell to execute its growth strategy, manage growth profitably and retain its key customers and employees; the competitiveness of GOWell’s products and services; changes in applicable laws or regulations; the ability of GOWell to maintain the listing of its securities on the Nasdaq Stock Market; the outcome of any legal proceedings that may be instituted against GOWell or its subsidiaries; and other risks and uncertainties indicated in GOWell’s filings with the Securities and Exchange Commission. Undue reliance should not be placed upon the forward-looking statements.

These forward-looking statements are made only as of the date of this press release. GOWell does not undertake any obligation to publicly update or revise any forward-looking statement contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investor Relations Contact:

Gateway Group

Georg Venturatos, Patrick Hall

949-574-3860

GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group

Zach Kadletz, Ryan Deloney

949-574-3860

GOWell@gateway-grp.com

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